                                                                                                                                                             March 30, 2010

Mary Cole

Counsel

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Northern Lights Fund Trust, File Nos. 333-122917, 811-21720.

Dear Ms. Cole:

On February 12, 2010, Northern Lights Fund Trust (the "Registrant" or "Trust"), on behalf of the CIFG All Weather Fund (the "Fund"), a series of the Registrant, filed Post-Effective Amendment No. 127 to its registration statement under the Securities Act of 1933 on Form N-1A.  On March 24, 2010, you provided oral comments.  Please find below the Registrant's responses to those comments.  Any typographical corrections have been made throughout and are not enumerated in the following responses.  For your convenience, I have summarized those comments.

PROSPECTUS

1.

Comment.  If the Registrant intends to use a Summary Prospectus, please provide the legend required by Rule 498.

Response.  The registrant anticipates using a Summary Prospectus and will include the legend mentioned above in the form below with Fund-specific sources of information provided as appropriate.

"Before you invest, you may want to review the Fund's prospectus, which contains more information about the Fund and its risks. You can find the Fund's prospectus and other information about the Fund online at [______.com]. You can also get this information at no cost by calling [1-___-___-____] or by sending an e-mail request to [________.com]."

2.

Comment.  Please confirm that the expense limitation agreement referenced in the Annual Fund Operating Expenses portion of the fee table under Fees and Expenses of the Fund will be (i) effective for at least one year and (ii) may not be terminated unilaterally by the adviser.

Response. The Registrant hereby confirms (i) and (ii) above.

3.

Comment.  Please confirm that the Expense Example will not preserve the effect of the expense limitation agreement beyond its first renewal date.

Response.  The Registrant hereby confirms that the Expense Example will not incorporate the effect of the expense limitation agreement beyond its first renewal date.

4.

Comment.  In the Principal Investment Risks disclosures in Item 4 and Item 9, please review the disclosures with the goal of replacing the word "may" with "will" because "may" is too conjectural.

Response.  The Registrant has reviewed the Principal Investment Risks disclosures and replaced "may" with "will" in all disclosures where the meaning would not be distorted.

5.

Comment.  In the Principal Investment Risks disclosures in Item 4, please review the disclosures with the goal of reducing their length.

Response.  The requested review and various word reductions have been made when they could be done without diluting the risk disclosure.

6.

Comment.  In the Principal Investment Risks disclosures in Item 4, please review the disclosures with the goal of removing portions which are recitations of strategy rather than risks.  In particular remove the first sentence of the risk disclosure for (i) Derivatives (ii) ETN and (iii) Underlying Funds risks and other portions of (iii) as disused which address strategy rather than risk.  Also, make conforming edits to Item 9.

Response.  The requested edits and review have been made.

7.

Comment.  Under the risk disclosures describing Natural Resource Risk, please replace "investments in a wider variety of industries." with "the stock market as a whole", as discussed to provide greater clarity.

Response.  The requested edits have been made.

8.

Comment.  When identifying the portfolio managers, please use their nicknames or formal names but not both.

Response.  The portfolio managers will be identified by there nicknames only.

STATEMENT OF ADDITIONAL INFORMATION

9.

Comment.  Please assure that a description of the Registrant's (i) Board leadership structure, (ii) Board risk oversight and (iii) individual Trustee merits is included.

Response.  The Registrant will include the requested disclosures by subsequent filing.

The Trust has authorized me to convey to you that the Trust acknowledges the following:

1.

The Trust is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.

Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3.

The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call Parker Bridgeport at (614) 469-3238 or the undersigned at (513) 352-6725.

Best regards,

/s/ JoAnn M. Strasser

JoAnn M. Strasser